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SEC FILE NUMER
8- 68968

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Surya Capitale Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Wall Street, Suite 530B
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda S. Grimm	(212) 897-1685	Lgrimm@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AJSH & Co. LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	Main Ring Road, New Delhi	INDIA	110052
(Address)	(City)	(State)	(Zip Code)

2/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Anand Patel</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>Surya Capitale Securities LLC</u> as of <u>12/31/21</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Executive Officer

Title



SYED ALI ABBAS
Notary Public - State of New York
NO. 01AB6332128
Qualified in Nassau County
My Commission Expires Oct 26, 2023

 02/16/22

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Surya Capitale Securities LLC

**Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2021**

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

AJSH & Co LLP
Chartered Accountants


Report of the Independent Registered Public Accounting Firm


To the Board of Directors and Members of
Surya Capitale Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Surya Capitale Securities LLC (the "Company") as of December 31, 2021 and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

MEMBER
TIAG

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Other Matter

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company had a loss from operations for the year 2021 and in the previous years. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.



AJSH & Co LLP

We have served as the Company's Auditor since 2017

New Delhi, India
March 1, 2022

Surya Capitale Securities LLC

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	1,991
Right-of-use asset		10,750
Other assets		3,531
Total assets	$	16,272

Liabilities and Member's Equity

Accrued expenses	$	76,138
Lease liability		11,650
Total liabilities		87,788
Member's deficit		(71,516)
Total liabilities and member's deficit	$	16,272

Surya Capitale Securities LLC

Statement of Operations
Year Ended December 31, 2021

Revenues

	$ -

Expenses

Professional fees	24,085
Rent expense	11,722
Communications	4,017
Regulatory fees	3,202
Other expenses	1,276
Total expenses	44,302
Net loss	$ (44,302)

Surya Capitale Securities LLC

Statement of Changes in Member's Deficit
Year Ended December 31, 2021

Balance, January 1, 2021	$ (32,214)
Net loss	(44,302)
Member contributions	5,000
Balance, December 31, 2021	$ (71,516)

Surya Capitale Securities LLC

Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities	
Net loss	$ (44,302)
Adjustments to reconcile net loss to net cash used by operating activities	
Right-of-use amortization	10,750
Decrease in operating assets	
Other assets	(458)
Increase/(decrease) in operating liabilities	
Lease liability	(11,028)
Accrued expenses	32,142
Net cash used by operating activities	(12,896)
Cash flows from financing activities	
Capital contributions	5,000
Net decrease in cash	(7,896)
Cash	
Beginning of year	9,887
End of year	$ 1,991

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

   Surya Capitale Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in investment banking activities such as private placements and also provides merger and acquisition advisory services.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation – Use of Estimates
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

   Revenue Recognition
   The revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers*, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

2.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

Significant judgements
Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue and expenses related to private placement activities are recognized on the offering date or when it can be determined that the fees have been irrevocably earned. Merger and acquisition advisory service revenue is generally earned and recognized upon successful completion of the engagement or prorated over the term of the contract depending on the terms of the arrangement. Advisory fees are earned and recognized over time as performance obligations are continuously provided to the benefit of the customer over the term covered by the agreement.

Credit Losses
ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes

No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

As of December 31, 2021, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

Right-of-Use Assets and Lease Liabilities

The guidance under ASC Topic 842, Leases, increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Lease liabilities are recognized at the present value of the fixed lease payments using the prime rate. Right-of-use assets are recognized based on the initial present value of the fixed lease payments.

3. **Transactions with Related Parties**

The Company has a lease with an affiliate to occupy office space at $1,000 a month. The lease expires on December 31, 2022. Rent expense for the year ended December 31, 2021 was $11,722.

4. **Commitments**

The Company has a lease agreement for its New York office space that expires in December 2022. At December 31, 2021, the annual minimum payments under this agreement are $12,000 through 2022.

5. **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had deficit net capital of ($75,047) which was deficient of the required net capital by ($80,183). Accordingly, currently the Company is not able to operate as a broker-dealer until such time as it has sufficient net capital.

The Company does not handle cash or securities of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

6. **Going Concern**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations during 2021 and in previous years, as well. In addition, currently the Company does not have sufficient net capital for it to operate as a registered broker-dealer in securities. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged additional support to the Company to enable it to continue as a going concern.

7. **Subsequent Events**

There are no subsequent events that would have a material impact requiring adjustment or disclosure.

Surya Capitale Securities LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2021

Member's equity	$	(71,516)
Nonallowable assets		
Other assets		3,531
Net deficit		(75,047)
Minimum capital requirement (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,136
Net deficit beyond requirements	$	(80,183)
Aggregate indebtedness:		
Accrued expenses	$	76,138
Lease liability		11,650
less: Right of Use asset		(10,750)
Total aggregate indebtedness	$	77,038
Ratio of aggregate indebtedness to net capital		-1.03:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's Form X-17A-5, Part IIA filing as of December 31, 2021.

Surya Capitale Securities LLC
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the
Securities Exchange Act
For the Year Ended December 31, 2021

As the Company does not handle customer cash or securities, it does not have any Reserve or Possession and Control requirements with respect to SEC Rule 15c3-3.

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area.
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of
Surya Capitale Securities LLC

We have reviewed management's statements, included in the accompanying Surya Capitale Securities LLC's ("the Company") Exemption Report, in which (1) the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F R. § 240.17a-5 because the Company limits its business activities exclusively to investment banking activities such as private placements and merger and acquisitions advisory services and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3 throughout the most recent fiscal year, 2021, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



AJSH & Co LLP

New Delhi, India
March 1, 2022

Surya Capitale Securities LLC
Statement of Exemption from Rule 15c3-3
December 31, 2021

To the best of my knowledge and belief, Surya Capitale Securities LLC states the following:

The Company does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 and as discussed in Question 8 of the related FAQ's released by the SEC staff.

The Company did not hold customers' cash or securities on behalf of customers and, therefore, has no obligations under SEC Rule 15c3-3 and accordingly does not claim an exemption under paragraph (k). In addition, as a result of the Company having no obligations under SEC Rule 15c3-3 and its business activities limited to private placement of securities, it may file an Exemption Report.

The Company had no exceptions under SEC Rule 15c3-3 throughout the period from January 1, 2021 through December 31, 2021.



Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)